American Independence Corp.

485 Madison Avenue

New York, NY 10022

December 28, 2010

Karen Ubell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Independence Corp.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 25, 2010

Definitive Proxy filed April 30, 2010

File No. 001-05270

Dear Ms. Ubell:

This will confirm our conversation today that American Independence Corp. (the “Company”) will respond by January 7, 2011 to the letter of the United States Securities & Exchange Commission (the “Commission”) dated December 15, 2010 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company’s definitive proxy statement filed with the Commission on April 30, 2010.  January 7, 2011 is the date that is fifteen (15) business days from the date of the Commission’s letter.

Please contact me on (646) 509-2156 should you have any question.  Thank you for your attention.

Sincerely,

/s/ Adam C. Vandervoort

Vice President, General Counsel and Secretary